EXHIBIT 99.1

NXT Energy Solutions Announces Second Quarter 2021 Results

CALGARY, Alberta, Aug. 12, 2021 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTC QB: NSFDF) today announced the Company's financial and operating results for the quarter ended June 30, 2021. All dollar amounts herein are in Canadian Dollars unless otherwise identified.

Q2 Financial and Operating Highlights

Key financial and operational highlights for Q2-21 are summarized below:

  The Company recorded survey revenue of $3.14 million in Q2-21 and YTD 2021;
  Net income per common share for Q2-21 was $0.02 basic and $0.02 diluted, including stock-based compensation and amortization expense of $0.50 million;
  Cash flow provided by operating activities was $0.73 million during Q2-21;
  Net income per common share for YTD 2021 was $0.00 basic and $0.00 diluted, including stock-based compensation and amortization expense of $0.96 million;
  Cash flow used in operating activities was $0.15 million for YTD 2021;
  Cash and short-term investments at June 30, 2021 were $3.78 million;
  The Company acquired the rights to use the SFD® technology to explore for geothermal resources;
  The Company received $1,000,000 from the Business Development Bank of Canada’s Highly Affected Sectors Credit Availability Program (the "HASCAP Loan");
  General and administrative ("G&A") expenses decreased by $0.13 million (16%) as compared to Q2-20, due primarily to the receipt of a higher Canada Emergency Wage Subsidy, the Canada Emergency Rent Subsidy ("CERS") and lower professional fees; and
  G&A for YTD-2021 as compared to YTD-2020 decreased by $0.22 million (12%), mostly due to receiving the CERS in 2021, decreased professional fees, and no business development travel due to the COVID-19 pandemic.

Key financial and operational highlights occurring subsequent to Q2-21 are summarized below:

  On July 1, 2021 energy exploration veteran, Gerry Sheehan, joined the Board of Directors; and
  The Company began receiving advisory services and funding of up to $50,000 from the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”) to support the research and development of the SFD® technology for geothermal applications.

Message to Shareholders

George Liszicasz, President and CEO of NXT, commented, “With $3.14 million of revenue, net income of $0.02 per share and cash flow from operations of $0.73 million, this quarter showed modest but initial results of our business development efforts.  We were also pleased to have recently announced NXT was able to further strengthen its financial foundation by securing the HASCAP Loan of $1,000,000, that energy exploration veteran Gerry Sheehan joined our Board of Directors, and that NXT is now receiving advisory services and funding from NRC IRAP to support the research and development of the SFD® technology for geothermal applications.

“On the business development side, hydrocarbon survey opportunities continue to progress well in our core areas of focus in Africa, Mexico, Asia, and in South America.  In addition, we are in discussions with multiple geothermal companies about providing SFD® services to them.  For these reasons, we are optimistic about the second half of 2021, and will remain focussed on contract-execution in order to deliver value to our shareholders. On behalf of our Board of Directors and the entire team at NXT, I want to thank all of our shareholders for their continued support.”

Summary highlights of NXT's 2021 second quarter financial statements (with comparative figures to 2020) are noted below. All selected and referenced financial information noted below should be read in conjunction with the Company's second quarter 2021 unaudited condensed consolidated interim Financial Statements, the related Management's Discussion and Analysis ("MD&A").

(All in Canadian $)

	Q2-21	Q2-20	2021 YTD	2020 YTD
Operating results:
Survey revenues	$3,144,373	$136,566	$3,144,373	$136,566
Survey costs, net	383,211	231,885	648,694	533,846
General & administrative expenses	682,851	810,172	1,583,160	1,806,171
Amortization	444,171	442,180	885,995	890,561
Other Expenses	100,934	132,038	136,869	(282,002)
	1,611,167	1,616,275	3,254,718	2,948,576
Net income (loss)	$1,533,206	$(1,479,709)	$(110,345)	$(2,812,010)

Income (loss) per common share:
Basic	$0.02	$(0.02)	$0.00	$(0.04)
Diluted	$0.02	$(0.02)	$0.00	$(0.04)

Common shares outstanding as at end of the period	64,556,305	64,406,891	64,556,305	64,406,891
Weighted average of common shares outstanding for the period:
Basic	64,526,430	64,406,891	64,499,475	64,406,891
Diluted	66,007,218	64,406,891	64,499,475	64,406,891

Cash provided by (used in):
Operating activities	$729,564	$(1,097,591)	$(153,756)	$(1,696,781)
Financing activities	1,016,590	(31,357)	1,036,225	(42,515)
Investing activities	(176,617)	834,302	14,644	863,726
Effect of foreign rate changes on cash	(63,769)	(159,499)	(78,268)	(37,313)
Net cash inflow (outflow)	1,505,768	(454,145)	818,845	(912,883)
Cash and cash equivalents, beginning of the period	2,003,223	2,399,507	2,690,146	2,858,245
Cash and cash equivalents, end of the period	3,508,991	1,945,362	3,508,991	1,945,362

Cash and cash equivalents	3,508,991	1,945,362	3,508,991	1,945,362
Short-term investments	269,623	2,957,568	269,623	2,957,568
Total cash and short-term investments	3,778,614	4,902,930	3,778,614	4,902,930

Net working capital balance	4,638,000	5,086,263	4,638,000	5,086,263

NXT's 2021 second quarter financial and operating results have been filed in Canada on SEDAR at www.sedar.com, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

Details of the conference call are as follows:

Date:	Monday, August 16, 2021
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
North American Participants Call:	1-(855)-783-0506
Participant Pass Code	6992038

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: business negotiations, opportunities, discussions, including the timing thereof and business strategies. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including those related to the novel coronavirus (2019-nCoV/COVID-19), and the potentially negative effects thereof on the Company's workforce, its supply chain or demand for its products. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2020 and MD&A for the three and six month periods ended June 30, 2021, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval (“SEDAR”) located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time. Readers are urged to review the section entitled "Non-GAAP Measures” in NXT’s MD&A for the three and six month periods ended June 30, 2021 which is available under NXT's profile on SEDAR at www.sedar.com, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP unless otherwise noted. Management's discussion and analysis of financial results and the unaudited condensed consolidated interim financial statements and notes for the three months ended June 30, 2021, are available through the Internet in the Investor Relations section of www.nxtenergy.com or under NXT's SEDAR profile at www.sedar.com.